

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 14, 2009

Mr. Pieter DuRand
Chief Executive Officer
Echo Resources, Inc.
500 Australian Avenue South, Suite 700
West Palm Beach, FL 33401

> **Re:** **Echo Resources, Inc.**
> **Form 8-K Filed August 19, 2009**
> **Form 8-K/A Filed September 1, 2009**
> **File No. 0-26703**

Dear Mr. DuRand:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller